UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (AMENDMENT NO.___ )*

                           Markland Technologies, Inc.
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         (Title of Class of Securities)

                                    570658203
                                 (CUSIP Number)


                                 April 19, 2004
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg Master Investments Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,990,635

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,990,635

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,990,635

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.99%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Sandell Asset Management Corp.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,990,635

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,990,635

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,990,635

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.99%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg International Limited

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,990,635

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,990,635

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,990,635

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.99%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Castlerigg International Holdings Limited

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,990,635

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,990,635

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,990,635

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.99%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas E. Sandell

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,990,635

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,990,635

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,990,635

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.99%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

         Markland Technologies, Inc. ("Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         #207-54 Danbury Road
         Ridgefield, Connecticut 06877

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"), Sandell Asset Management Corp., a British Virgin Islands company ("SAMC"), Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"), Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"), and Thomas E. Sandell, a citizen of Sweden ("Sandell").

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

     The principal business address for each of SAMC and Sandell is 1251 Avenue of the Americas, 23rd Floor, New York, New York 10020.

ITEM 2(c).      CITIZENSHIP:

     Each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings and SAMC is a company formed under the laws of the British Virgin Islands.

     Mr. Sandell is a citizen of Sweden.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, $.0001 par value per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     570658203


ITEM 3.          IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
                 OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)     [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

        (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

     The Reporting Persons beneficially own 1,990,635 shares of Common Stock consisting of (i) 1,000,000 shares of Common Stock and (ii) warrants exercisable into 990,635 shares of Common Stock.

     The Reporting Persons disclaim beneficial ownership of 9,365 shares of Common Stock in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Persons' warrants are exercisable, are limited pursuant to the terms of the warrants to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons' aggregate beneficial ownership to exceed the Ownership Limitation.

(b)  Percent of Class:

     The Reporting Persons beneficially own 1,990,635 shares of Common Stock representing 9.99% of all the outstanding shares of Common Stock.

(c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote

          Not applicable.

(ii) Shared power to vote or to direct the vote of shares of Common Stock:

     Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC and Mr. Sandell have the shared power to vote or direct the vote of 1,990,635 shares of Common Stock beneficially owned by the Reporting Persons.

(iii)Sole power to dispose or to direct the disposition of shares of Common Stock:

     Not applicable.

(iv) Shared power to dispose or to direct the disposition of shares of Common
     Stock:

     Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 1,990,635 shares of Common Stock beneficially owned by the Reporting Persons.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by Castlerigg Master Investments. Castlerigg Holdings is the
controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B attached hereto.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.   CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  April 29, 2004    CASTLERIGG MASTER INVESTMENTS LTD.
                                    By: Sandell Asset Management Corp.
                                        As Investment Manager


                                          By: /s/ Thomas E. Sandell
                                              ---------------------
                                          Name:   Thomas E. Sandell
                                          Title:  Director


                                    SANDELL ASSET MANAGEMENT CORP.


                                    By: /s/ Thomas E. Sandell
                                        ---------------------
                                    Name:  Thomas E. Sandell
                                    Title: Director



                                    CASTLERIGG INTERNATIONAL LIMITED


                                    By: /s/ Thomas E. Sandell
                                        ---------------------
                                    Name: Thomas E. Sandell
                                    Title: Director


                                    CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                                    By: /s/ Thomas E. Sandell
                                        ---------------------
                                    Name: Thomas E. Sandell
                                    Title: Director


                                    /s/ Thomas E. Sandell
                                    ---------------------
                                    Thomas E. Sandell

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Markland Technologies, Inc. dated as of April 29, 2004 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



Dated:  April 29, 2004     CASTLERIGG MASTER INVESTMENTS LTD.

                                    By: Sandell Asset Management Corp.
                                             as Investment Manager

                                          By: /s/ Thomas E. Sandell
                                              ---------------------
                                          Name:  Thomas E. Sandell
                                          Title: Director


                                    SANDELL ASSET MANAGEMENT CORP.


                                    By: /s/ Thomas E. Sandell
                                        ---------------------
                                    Name:  Thomas E. Sandell
                                    Title: Director


                                    CASTLERIGG INTERNATIONAL LIMITED


                                    By: /s/ Thomas E. Sandell
                                        ---------------------
                                    Name: Thomas E. Sandell
                                    Title: Director


                                    CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                                    By: /s/ Thomas E. Sandell
                                        ---------------------
                                    Name: Thomas E. Sandell
                                    Title: Director



                                    /s/ Thomas E. Sandell
                                    ---------------------
                                    Thomas E. Sandell

                                    EXHIBIT B

                     IDENTIFICATION OF MEMBERS OF THE GROUP




Castlerigg Master Investments Ltd.
Sandell Asset Management Corp.
Castlerigg International Limited
Castlerigg International Holdings Limited
Thomas E. Sandell